DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, NY 10017

212 450 4779

January 23, 2006

Tele Leste Celular Participações S.A.
Re:	Form 20-F for the year ended December 31, 2004
Filed April 15, 2005
File No. 1-14481

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

     On behalf of Tele Leste Celular Participações S.A., a Brazilian corporation (“TLE” or the “Company”), please find attached as Attachment A TLE’s response to the Staff’s comment included in its letter dated January 20, 2006 in connection with its review of TLE’s Form 20-F for the year ended December 31, 2004.

          Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Andrés V. Gil
Andrés V. Gil

Attachment

cc w/att:	Paulo Cesar Pereira Teixeira
Breno Oliveira

ATTACHMENT A

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 34. Summary of the differences between Brazilian and US GAAP, page F-38.

h. Earnings per share, page F-41

1.	We note your response to prior comment 1, in particular the final sentence of that response. Clarify for us what the contractual principal amount of the commnon share is. In this regard, we note that the common stock is without par value. Provide us with additional information as to how you arrived at your conclusion that allocation of the accumulated losses to the preferred shareholders is appropriate once the principal amount of the common shares has been absorbed, citing specific portions of the accounting literature as appropriate.

We advise the Staff that our reference to the contractual principal amount of the Company’s common and preferred shares in our prior responses is meant to refer to the amount of capital invested by these shareholders. This amount is reflected as capital stock on the Company’s balance sheet prepared under Brazilian GAAP.

We also advise the Staff that in the liquidation process, the remaining assets of the Company, after payment of all liabilities, are first distributed to the preferred shareholders up to the amount of their capital stock, and the remaining assets, if any, are used to pay the capital stock balance of the common shareholders. Any additional remaining asset balances are then paid ratably to common and preferred shareholders. Consequently, since common shareholders are not liable for accumulated losses in excess of the amount of their invested capital, we believe that the allocation of losses to the preferred shareholders is appropriate once the capital stock amount relating to the common shareholders has been absorbed. However, we are still in the process of analyzing this issue to reach a final conclusion on how EITF 03-6 should be applied in the event that accumulated losses exceed the capital balance of the common shareholders. We

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undertake to address this issue in connection with the adoption of EITF 03-6 in our financial statements for the year ended December 31, 2005.

m. Derivative instruments, page F-43

2.	We note your responses to prior comments 3 and 4. Please confirm that you have performed the calculation outlined in your response to comment 4 at the end of ach quarter. We understand that you assessed the amount of hedge ineffectiveness against the amounts being hedged in order to demonstrate that the hedge was highly effective. However, hedge ineffectiveness is required to be recognized under US GAAP in the income statement, and we understand that you have not done so based upon your assessment of materiality. Accordingly, provide us with a materiality assessment (refer also to SAB 99) of the unrecognized hedge ineffectiveness with respect to US GAAP net income (loss) and earnings (loss) per share.

We confirm to the Staff that we have performed the calculation to assess the amount of hedge ineffectiveness at the end of each quarter. Following is a materiality assessment of the unrecognized hedge ineffectiveness with respect to net loss, loss per share and shareholders’ equity under US GAAP.

Quantitative analysis:

As of and for the year ended December 31, 2004

Unrecognized hedge ineffectiveness	(157)
Net loss	(48,682)
Basic and diluted loss per share –	(0.10)
common and preferred shares
% impact on net loss and loss per share	0.32%
Shareholders’ equity	385,651
% impact on shareholders’ equity	0.04%
Note: The Company did not apply hedge accounting under US GAAP for periods prior to January 1, 2004.

Based on the above analysis, we believe that the unrecognized hedge ineffectiveness is not material from a quantitative perspective. Following are our considerations relating to the qualitative factors set forth in SAB 99:

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•	the unrecognized hedge ineffectiveness does not mask a change in earnings or other trends nor do they hide a failure to meet analysts’ expectations;

•	the unrecognized hedge ineffectiveness does not change the Company’s loss into income;

•	the unrecognized hedge ineffectiveness is not material to the Company’s segments from a quantitative or qualitative perspective;

•	the unrecognized hedge ineffectiveness does not affect the Company’s compliance with regulatory requirements;

•	the unrecognized hedge ineffectiveness does not affect the Company’s compliance with loan covenants or other contractual requirements since these are determined based on Brazilian GAAP amounts;

•	the unrecognized hedge ineffectiveness does not have any effect on management's compensation; and

•	the unrecognized hedge ineffectiveness does not involve concealment of an unlawful transaction.

Based on the above evaluation, we believe that the unrecognized hedge ineffectiveness is not material from a quantitative and qualitative perspective. In future filings, we undertake to record the hedge effectiveness in the US GAAP reconciliation and modify the related US GAAP footnotes to clearly disclose our accounting policy for assessing hedge ineffectiveness and the amount of hedge effectiveness that was recorded.

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TELE LESTE CELULAR PARTICIPAÇÕES S.A.

COMPANY STATEMENT

     On behalf of TELE LESTE CELULAR PARTICIPAÇÕES S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, I have executed this statement of the Company on this 23 day of January, 2006.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira

	Name:	Paulo Cesar Pereira Teixeira
	Title:	Executive Vice President for Operations